                                               1933 Act File No. 333-53414
                                               1940 Act File No. 811-08103


                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                Amendment No. 1
                                      to
                                   Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2


A.  Exact name of Trust:  Nuveen Unit Trusts, Series 115

B.  Name of Depositor:    Nuveen Investments

C.  Complete address of Depositor's principal executive offices:

                              333 West Wacker Drive
                              Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                              Nuveen Investments
                              Attention:  Alan G. Berkshire
                              333 West Wacker Drive
                              Chicago, Illinois  60606

                              Chapman and Cutler
                              Attention:  Eric F. Fess
                              111 West Monroe Street
                              Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

----
:  :  immediately upon filing pursuant to paragraph (b)
----
:  :  on (date) pursuant to paragraph (b)
----
:  :  60 days after filing pursuant to paragraph (a)
----
:  :  on (date) pursuant to paragraph (a) of rule 485 or 486
----

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

----
:X : Check box if it is proposed that this filing will become effective on ---- January 16, 2001 at 1:30 P.M. pursuant to Rule 487.

                                 [NUVEEN LOGO]

Nuveen Unit Trusts, Series 115
Nuveen Rittenhouse Concentrated Growth Portfolio, Series 6

Rittenhouse Financial Services, Inc. is an investment management firm that assembles a standard growth portfolio of 25 to 35 blue chip stocks for its institutional clients. For this Portfolio, Rittenhouse has selected a "concentrated" version of its standard portfolio consisting of 12 of the stocks contained in its standard portfolio.

        Prospectus Part A dated January 16, 2001

 .Portfolio Seeks Capital Appreciation

 .Portfolio Invests in Blue Chip Companies

 .Rollover Option
 .Letter of Intent Available


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

CGP-01-01-P

Nuveen Unit Trusts, Series 115            CUSIP Nos:
                                          Dividend in

Nuveen Rittenhouse Concentrated Growth    Cash        Reinvested  Wrap

                                          67066K238   67066K246   67066K253
Portfolio, Series 6

Overview

Nuveen Unit Trusts, Series 115 includes the unit investment trust (the "Portfolio") listed above. The Portfolio seeks to provide capital appreciation by investing in a concentrated portfolio of established stocks selected for their quality and earnings potential by Rittenhouse. Rittenhouse, a wholly-owned subsidiary of The John Nuveen Company, is a well-respected, institutional investment management firm. Nuveen Investments ("Nuveen" or the "Sponsor") serves as the Sponsor of the Portfolio. The Portfolio is scheduled to terminate in approximately 24 months.


 Contents

 2  Overview
 3  Nuveen Rittenhouse Concentrated Growth
    Portfolio, Series 6
 3  Risk/Return Summary
 3  Investment Objective
 3  Investment Strategy
 3  Security Selection
 3  Future Portfolios
 4  Industry Diversification
 4  Primary Risks
 4  Investor Suitability
 4  Fees and Expenses
 6  Dealer Concessions
 7  Schedule of Investments
 8  How to Buy and Sell Units
 8  Investing in the Portfolio
 8  Sales or Redemptions
 9  Risk Factors
10  Distributions
10  Income Distributions
10  Capital Distributions
10  General Information
10  Termination
10  The Sponsor

10  Rittenhouse Financial Services, Inc.
11  Optional Features
11  Rollover Trusts
11  Letter of Intent
11  Reinvestment
11  Nuveen Mutual Funds
12  Statement of Condition
13  Report of Independent Public Accountants

 For the Table of Contents of Part
 B, see Part B of the Prospectus.
---------

 Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.


                                      ---

Nuveen Rittenhouse Concentrated Growth Portfolio, Series 6

Risk/Return Summary

Investment Objective

The Portfolio seeks to provide capital appreciation from a concentrated port-folio of established stocks selected for their quality and earnings potential.

Investment Strategy

The Portfolio consists of the stocks of blue chip companies selected by Rit-tenhouse. Blue chip companies include some of the nation's premier businesses with a proven track record of growing earnings in good and bad economic times. The stocks are expected to remain in the Portfolio until termination.

Security Selection

Rittenhouse seeks to achieve the Portfolio's investment objective by including stocks in the Portfolio that have been selected through the application of the following process:

 Standard Portfolio--For its institutional clients, Rittenhouse assembles a standard growth portfolio (the "Standard Portfolio") of 25 to 35 blue chip companies by applying a disciplined stock selection method. The selection method screens approximately 10,000 U.S. exchange-listed stocks for quality, liquidity and strong potential for sustained growth.

 Concentrated Portfolio--Rittenhouse selects from among the securities con-tained in the Standard Portfolio, a concentrated portfolio that seeks to fur-ther increase the growth potential and returns of its clients' portfolios (the "Concentrated Portfolio").

  To establish the Concentrated Portfolio, Rittenhouse only selects the stocks of companies that satisfy all of the following conditions:

 . Market Capitalization--Companies with market capitalizations equal to or in excess of $10 billion.

 . Stock Rankings--Companies that are ranked A or better by either Standard &
  Poor's Earnings and Dividend Rankings for Common Stocks or Value Line's Fi-nancial Strength Ratings. Standard & Poor's determines its stock rankings primarily on the growth and stability of per-share earnings and dividends. Note that only stocks in the technology sector do not need to issue divi-dends in order to be considered for inclusion in the Portfolio. It assigns a symbol to each stock, which ranges from A+ for the highest ranked stocks to D for those stocks Standard & Poor's considers to be the most speculative. Value Line ratings consider financial leverage, business risk and company size among other factors. The ratings range from A++ to C. These rankings are not intended to predict stock price movements.

 . Potential for Sustained Growth--Rittenhouse selects those companies that Rittenhouse believes have the strongest potential for sustained growth. To determine growth potential, the expertise of the Rittenhouse Investment Com-mittee, made up of senior investment professionals, is utilized.

The Securities contained in the Portfolio consist of the holdings in the Con-centrated Portfolio on December 31, 2000.

Rittenhouse believes that:

 . The Securities selected are issued by high-caliber companies that are poised for long-term growth due to their quality and leadership positions within their respective industries; and

 . Because of a variety of factors, including that these companies are typi-cally global leaders in their industries, these companies have the potential for highly predictable earnings and dividend growth through strong and weak economies.

Future Portfolios

The Sponsor may create future portfolios that follow the same investment strategy. One such portfolio is expected to be available approximately 13 months after the Initial Date of Deposit and also when the Portfolio termi-nates. If these future portfolios are available, you may reinvest into one of the portfolios at a reduced sales charge. Each portfolio is designed to be part of a longer-term strategy, and the Sponsor believes that more consistent results are likely if the strategy is followed for at least three to five years.

                                      ---

Industry Diversification

Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:

                                                                  Approximate
   Industry                                                   Portfolio Percentage
   --------                                                   --------------------
Biotechnology................................................        8.32%
Computers Networking.........................................        8.26%
Computers Peripherals........................................        8.32%
Computers Software & Services................................        8.34%
Consumer Finances............................................        8.27%
Diversified..................................................        8.40%
Drugs........................................................        8.39%
Electrical Equipment.........................................        8.42%
Electronics/Semiconductors...................................        8.26%
Multi-Line Insurance.........................................        8.36%
Retail Building Supplies.....................................        8.31%
Retail Drug Stores...........................................        8.35%
                                                                     -----
    Total....................................................         100%
                                                                     =====

Primary Risks

You can lose money by investing in the Portfolio. In addition, the Portfolio may not perform as well as you hope. These things can happen for various rea-sons, including:

 . Stock prices can be volatile.

 . Share prices or dividend rates on the stocks may decline during the life of the Portfolio.

 . The Portfolio is not actively managed and may continue to purchase or hold a stock included in the Portfolio even though the stock's outlook or its mar-ket value or yield may have changed.

 . The Portfolio is concentrated in the technology industry. Adverse develop-ments in this industry may significantly affect the value of your Units. Companies involved in the technology industry must contend with rapid changes in technology, intense competition, cyclical market patterns, gov-ernment regulation and the rapid obsolescence of products and services.

 . The Portfolio is concentrated in the financial services industry. Adverse developments in this industry may significantly affect the value of your Units. Companies involved in this industry must contend with volatile inter-est rates, the adverse effects of economic recession, domestic and global competition, regulation and tax law changes. Insurance companies must also contend with the costs associated with weather catastrophes and other disas-ters and mortality rates.

Investor Suitability

The Portfolio may be suitable for you if:

 . You are seeking stocks with attractive growth potential chosen through a highly focused selection method;

 . You are seeking a complement to other investments in the growth segment of your portfolio;

 . You are willing to invest over at least a three to five year period (assum-ing rollover purchases); and

 . The Portfolio represents only a portion of your overall investment portfo-lio.

The Portfolio is not appropriate for you if:

 . You are unwilling to take the risks involved with owning an equity invest-ment; or

 . You are seeking preservation of capital or high current income.

Fees and Expenses

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

Unitholder Sales Fees

                                                        Percentage
                                                        of Public  Amount per
                                                         Offering    $1,000
                                                          Price    Invested(1)
                                                        ---------- -----------
Maximum Sales Charges
Upfront Sales Charge(2)................................    1.00%     $10.00
1st Year Deferred Sales Charge(3)......................    1.75%     $17.50
2nd Year Deferred Sales Charge(3)......................    1.75%     $17.50
Creation and Development Fee Cap over the life of the
 Portfolio(4)..........................................    0.45%     $ 4.50
                                                           ----      ------
 (the Annual Creation and Development Fee is 0.35% of
 average daily net assets and is only charged while a
 Unitholder remains invested)
Maximum Sales Charges (including Creation and
 Development Fee Cap over the life of the
 Portfolio)(4).........................................    4.95%     $49.50
                                                           ====      ======


                                      ---

Estimated Annual Operating Expenses
(Paid from Portfolio Assets)

                                                                     Approximate
                                                     Amount per Unit % of Public
                                                      (based on $10   Offering
                                                          Unit)       Price(1)
                                                     --------------- -----------
Trustee's Fee.......................................    $0.00950       0.0950%
Sponsor's Supervisory Fee...........................    $0.00350       0.0350%
Bookkeeping and Administrative Fees.................    $0.00250       0.0250%
Evaluator's Fee.....................................    $0.00300       0.0300%
Other Operating Expenses(5).........................    $0.00175       0.0175%
                                                        --------       ------
Total...............................................    $0.02025       0.2025%

Maximum Organization Costs(6).......................    $ 0.0225        0.225%

---------
(1) Based on 100 Units with a $10 per Unit Public Offering Price as of the Initial Date of Deposit.
(2) As provided below, Unitholders are subject to a maximum transaction-based sales charge (that does not include the Creation and Development Fee) (the "Transactional Sales Charge") that consists of an Upfront Sales Charge and a Deferred Sales Charge. The Maximum Transactional Sales Charge is 4.50% of the Public Offering Price. The Upfront Sales Charge equals the differ-ence between the Maximum Transactional Sales Charge of 4.50% and any re-maining deferred sales charges. Accordingly, the percentage amount of the Upfront Sales Charge will vary over time.

(3) The annual Deferred Sales Charge is a fixed dollar amount of $0.175 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of Deposit and the percentage amount will vary over time.

(4) The Creation and Development Fee (the "C&D Fee") compensates the Sponsor for creating and developing the Portfolio. The annual C&D Fee is 0.35% of the average daily net assets. The C&D Fee will only be charged for a given Unitholder while the Unitholder remains invested. The Portfolio accrues the C&D Fee daily during the life of the Portfolio based on its average net asset value and pays the Sponsor monthly. In no event will the Sponsor collect over the life of the Portfolio more than the C&D Fee Cap (provided in the table above) of 0.45% of a Unitholder's initial investment.

(5) Other Operating Expenses do not include brokerage costs and other transac-tional fees.

(6) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or six months after the Initial Date of Deposit.

You will pay both an Upfront and a Deferred Sales Charge. The Upfront Sales Charge equals the difference between the Maximum Transactional Sales Charge (which does not include the C&D Fee) of 4.5% of the Public Offering Price and any remaining deferred sales charges. The annual Deferred Sales Charge is $0.175 per Unit and is deducted monthly in installments of $0.035 per Unit on the last business day of each month from August 31, 2001 through December 31, 2001 and August 30, 2002 through December 31, 2002. If you redeem Units prior to the Second Year Commencement Date, February 8, 2002, you will be subject to any remaining First Year Deferred Sales Charges. If you redeem Units on or af-ter the Second Year Commencement Date, you will be subject to all remaining deferred sales charges. Such deferred sales charges will be accelerated and collected at that time.

The maximum per Unit Transactional Sales Charges are reduced as follows:

                                                First     Second
                                                Year       Year    Total Maximum
                                     Upfront  Deferred   Deferred  Transactional
                                      Sales     Sales      Sales       Sales
         Number of Units(1)         Charge(2) Charge(3)  Charge(3)    Charge
 ---------------------------------  --------- ---------  --------- -------------
 Less than 5,000..................    1.00%     1.75%      1.75%       4.50%
 5,000 to 9,999...................    0.75%     1.75%      1.75%       4.25%
 10,000 to 24,999.................    0.50%     1.75%      1.75%       4.00%
 25,000 to 49,999.................    0.25%     1.75%      1.75%       3.75%
 50,000 to 99,999.................    0.00%     1.75%      1.75%       3.50%
 100,000 or more..................    0.00%     1.75%(4)   1.75%       2.75%

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, at any point of purchase, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.
(2) The Upfront Sales Charge is based on the Unit price on the Initial Date of Deposit. Because the Upfront Sales Charge equals the

                                      ---
  difference between the applicable Transactional Charge and the remaining de-ferred charges, the percentage and dollar amount of the Upfront Sales Charge will vary as the Unit price varies and after deferred charges begin.

(3) The annual Deferred Sales Charge is a fixed dollar amount of $0.175 per Unit. The percentage provided is based on a $10 Unit as of the Initial Date of Deposit and the percentage amount will vary over time.

(4) All Units are subject to the same Deferred Sales Charge. To allow invest-ors who purchase 100,000 Units or more to pay a Transactional Sales Charge that is less than the Deferred Sales Charge, the Sponsor provides such in-vestors with additional Units to lower the effective sales charge.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. The secondary market sales charges for the Portfolio are the same as the primary market charges provided above.

Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

 1 Year                3 Years                            5 Years                            10 Years
 -------               -------                           ---------                           ---------
 $351.97               $874.63                           $1,423.25                           $2,917.10

While the Portfolio has a term of approximately 24 months, you may be able to invest in future portfolios with reduced sales charges. These future sales charges are included in the amounts provided above.

See "Trust Operating Expenses" in Part B of the Prospectus for additional in-formation regarding expenses.

Dealer Concessions

The Sponsor plans to allow a concession of 2.10% of the Public Offering Price for primary and secondary market non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction. For primary market purchases, dealers receive an additional concession of $0.11 per Unit for Units held on or after the Second Year Commencement Date. For secondary market purchases, to receive the additional $0.11 per Unit concession, the Units must be sold prior to the Second Year Commencement Date and held on or after that date.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold in Rollover Purchases, to Wrap Account Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

-------------------------------------------------------------------------------

                                                        Additional  Approximate
                                                        Concession    Total %
                                                        for Units    Concession
                                                        held on or  per Unit for
                                                          after      Units held
                                                       Second Year  on or after
                                                %      Commencement Second Year
                                            Concession   Date per   Commencement
Number of Units(1)                           per Unit      Unit       Date(2)
------------------                          ---------- ------------ ------------
Less than 5,000............................    2.10%      $0.11         3.20%
5,000 to 9,999.............................    1.90        0.11         3.00
10,000 to 24,999...........................    1.65        0.11         2.75
25,000 to 49,999...........................    1.40        0.11         2.50
50,000 to 99,999...........................    1.15        0.11         2.25
100,000 or more............................    0.50        0.11         1.60
Rollover Purchases.........................    1.10        0.11         2.20
Wrap Account
 Purchases.................................    0.00        0.00         0.00

---------
(1) Sales charge reductions are computed both on a dollar basis and on the ba-sis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.
(2) The Approximate Total Concession percentages are based on the Unit price on the Initial Date of Deposit. The percentage amount will vary as the Unit price varies.

See "Distributions of Units to the Public" in Part B of the Prospectus for ad-ditional information on dealer concessions and volume incentives.

                                      ---

-------------------------------------------------------------------------------
Schedule of Investments

(at the Initial Date of Deposit, January 16, 2001)

          Nuveen Rittenhouse Concentrated Growth Portfolio, Series 6

                                                                    Percentage
                                                      S&P   Value  of Aggregate  Market       Cost of     Current
Number of        Name of Issuer of Securities       Quality  Line    Offering     Value     Securities    Dividend
 Shares               (Ticker Symbol)(1)            Ranking Rating    Price     per Share to Portfolio(2) Yield(3)
------------------------------------------------------------------------------------------------------------------
    122    American International Group, Inc. (AIG)   A+     A+        8.36%    $82.1875     $ 10,027      0.18%
    167    Amgen Inc. (AMGN)                          B+     A+        8.32%     59.7500        9,978       N/A
    260    Cisco Systems, Inc. (CSCO)                 B+     A++       8.26%     38.0625        9,896       N/A
    145    EMC Corporation (EMC)                      B+     A++       8.32%     68.8125        9,978       N/A
    130    Fannie Mae (FNM)                           A      A+        8.40%     77.5000       10,075      1.45%
    221    General Electric Company (GE)              A+     A++       8.42%     45.6875       10,097      1.40%
    203    The Home Depot, Inc. (HD)                  A+     A++       8.31%     49.1250        9,972      0.33%
    259    MBNA Corporation (KRB)                     A+     A         8.27%     38.3125        9,923      0.84%
    187    Microsoft Corporation (MSFT)               A-     A++       8.34%     53.5000       10,005       N/A
    243    Pfizer Inc. (PFE)                          A+     A++       8.39%     41.4375       10,069      1.06%
    207    Texas Instruments Incorporated (TXN)       B      A+        8.26%     47.8750        9,910      0.18%
    264    Walgreen Co. (WAG)                         A+     A+        8.35%     37.9375       10,016      0.37%
  -----                                                              -------                 --------
  2,408                                                              100.00%                 $119,946
  =====                                                              =======                 ========

---------

(1) All Securities are represented by contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been de-posited with the Trustee. The contracts to purchase the Securities were entered into by the Sponsor on January 12, 2001.

(2) The cost of the Securities to the Portfolio represents the aggregate un-derlying value with respect to the Securities acquired (generally deter-mined by the Evaluator based on the closing sale prices of the listed Se-curities on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Trustee. As of the Initial Date of Deposit, other information regarding the Securities is as follows:

     Value of Securities........................................       $119,946
     Cost to Sponsor............................................       $199,984
     Gain (loss)................................................       $    (38)
     Estimated Annual Income Distributions per Portfolio........       $    582
     Estimated Net Annual Income Distributions per Unit......... Not Applicable

  Estimated Annual Income Distributions are based on the most recent ordinary dividend paid on that Security. Estimated Net Annual Income Distributions per Unit are based on the number of Units and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual amount of income distributed per Unit by the Portfolio will vary from the estimated amount due to a variety of factors including: changes in the items described in the preceding sentence, expenses and actual dividends declared and paid by the issuers of the Securities.

(3) Current Dividend Yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by that Security's closing sale price on the busi-ness day prior to the Initial Date of Deposit.

Advertising and sales literature may include brief descriptions of the princi-pal businesses of the companies included in the Portfolio.

Please note that if this Prospectus is used as a preliminary prospectus for future Nuveen Defined Portfolios, the portfolio will contain different stocks from those described above.

-------------------------------------------------------------------------------

                                      ---

How to Buy and Sell Units

Investing in the Portfolio

The minimum investment in the primary and secondary market is normally $1,000 or 100 Units, whichever is less. However, for IRA purchases the minimum in-vestment is $500 or the nearest whole number of Units whose value is less than $500.

You can buy Units from any participating dealer.

As of January 16, 2001, the Initial Date of Deposit, the per Unit Public Of-fering Price for the Portfolio is $10.00. As described above, Units are sub-ject to an Upfront Sales Charge that is equal to the difference between the Total Maximum Transactional Sales Charge (which does not include the C&D Fee) of 4.50% of the Public Offering Price and the remaining deferred sales charges. If the Portfolio has any remaining deferred sales charges, you will also pay those charges. The Deferred Sales Charge is deducted monthly in in-stallments of $0.035 per Unit from August 31, 2001 through December 31, 2001 and from August 30, 2002 through December 31, 2002.

The Public Offering Price includes the sales charge and the estimated organi-zation cost of $0.0225 per Unit. The Public Offering Price changes every day with changes in the price of the securities. As of the close of business on January 16, 2001, the number of Units of the Portfolio may be adjusted so that the per Unit Public Offering Price will equal $10.00.

If you are buying Units with assets received from the redemption or termina-tion of another Nuveen Defined Portfolio, you will pay a reduced Transactional Sales Charge of 1.75% of the Public Offering Price. For Units held on or after the Second Year Commencement Date, investors will also pay the Second Year De-ferred Sales Charge of $0.175 per Unit. You may also buy Units with that sales charge if you are purchasing Units with the termination proceeds from a non-Nuveen unit trust with a similar investment strategy. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases."

Wrap Account Purchasers and certain other investors described in Part B of the Prospectus may buy Units without a Transactional Sales Charge and the only sales charge that such investors will pay is the C&D Fee. Because all Units are subject to the same Deferred Sales Charges, the Sponsor will provide Wrap Account Purchasers with additional Units to offset the effect of the deduction of the Deferred Sales Charges. Wrap account arrangements generally involve ad-ditional fees charged by your broker, financial advisor or financial planner.

The discount for Wrap Account Purchasers is available whether or not you pur-chase Units with the Wrap CUSIP option. However, if you purchase Units with the Wrap CUSIP option you should be aware that all distributions (other than the liquidation distribution) from such Units will be invested in additional Units of the Portfolio.

The Portfolio's securities are valued by the Evaluator, The Bank of New York, generally on the basis of their closing sales prices on the applicable securi-ties exchange or The Nasdaq Stock Market, Inc. every business day.

The Sponsor intends to periodically create additional Units of the Portfolio. See "Nuveen Defined Portfolios" and "Composition of Trusts" in Part B of the Prospectus for more details.

See "Public Offering Price" and "Market for Units" in Part B for additional information on investing in a Portfolio.

Sales or Redemptions

Units may be redeemed by the Trustee, The Bank of New York, on any business day at their current market value. Unitholders who purchase at least 1,000 Units or whose Units are worth $10,000, as determined by the Trustee, may elect to be distributed the underlying stock, rather than cash, if the elec-tion is made at least five business days prior to the Portfolio's termination. In-kind distributions are not available for foreign securities not traded on a U.S. securities exchange.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market val-ue. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the

                                      ---
price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated or-ganization costs.

Any applicable deferred sales charges remaining on Units at the time of their sale or redemption will be collected at that time. However, if you sell or re-deem Units prior to the Second Year Commencement Date, you will not pay the Second Year Deferred Sales Charges.

See "Redemption" and "Market for Units" in Part B of the Prospectus for de-tails.

Risk Factors

You can lose money by investing in the Portfolio. Recently, equity markets have experienced significant volatility. Your investment is at risk primarily because of:

 . Market risk

  Market risk is the risk that a particular stock in the Portfolio, the Port-folio itself or stocks in general may fall in value. Market value may be af-fected by a variety of factors including:

  --General stock market movements;

  --Changes in the financial condition of an issuer or an industry;

  --Changes in perceptions about an issuer or an industry;

  --Interest rates and inflation;

  --Governmental policies and litigation; and

  --Purchases and sales of securities by the Portfolio.

 . Inflation risk

  Inflation risk is the risk that the value of assets or income from invest-ments will be less in the future as inflation decreases the value of money.

 . Concentration Risk

  When stocks in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified and subject to more market risk. The Portfolio is concen-trated in the securities of technology companies and financial services com-panies.

  Technology Industry--Here is what you should know about a concentration in stocks in the technology industry:

  --Companies involved in this industry must contend with:

   rapid changes in technology;

   dependence on key suppliers and supplies;

   intense competition;

   rapid obsolescence of products and services;

   termination of patent protections;

   cyclical market patterns;

   government regulation;

   high research and development costs;

   evolving industry standards; and

   frequent new product introductions.

  --The stocks of many technology companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

  --Many such companies have experienced extreme price and volume fluctuations that often have been unrelated to their operating performance.

  --An unexpected change in one or more of the technologies affecting an is-suer's products or in the market for products based on a particular tech-nology could have an adverse effect on an issuer's operating results.

  --Operating results and customer relationships could be adversely affected by:

   an increase in price for, or an interruption or reduction in supply of, any key components; and

   the failure of the issuer to comply with rigorous industry standards.

Financial Services Industry--Here is what you should know about a concentra-tion of stocks in companies in the financial services industry:

  --Banks and thrifts must contend with:

   volatile interest rates;

   the adverse affects of economic recession;

   competition;

                                      ---
   portfolio concentrations in geographic markets and in real estate loans;
   and

   significant regulation.

  --Insurance companies must contend with:

   interest rate movements;

   the imposition of premium rate caps;

   competition and pressure to compete globally;

   weather catastrophes and other disasters that require payouts;

   mortality rates; and

   government regulation or tax law changes.

 . Litigation

  Microsoft Corporation is included in the Rittenhouse Portfolio. Microsoft has been engaged in litigation with Sun Microsystems, Inc., the U.S. Depart-ment of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. In the action brought against Microsoft by the U.S. Department of Justice, the United States District Court for the District of Columbia issued findings of fact that included a finding that Microsoft possesses and exercised monopoly power. The court also recently entered an order finding that Microsoft exer-cised this power in violation of the Sherman Antitrust Act and various state antitrust laws. Subject to appeal, the court has determined that Microsoft must split into two companies and change some of its business practices. One company would retain the Microsoft Windows operating systems; the other would offer Microsoft's other software and Web products--such as Outlook, Internet Explorer, BackOffice and Microsoft Network. Microsoft has stated that it will appeal this ruling. It is possible that any remedy could have a material adverse impact on Microsoft, however, it is impossible to predict the impact that any penalty may have on Microsoft's business in the future.

Distributions

Income Distributions

Cash dividends received by the Portfolio, net of expenses, will be paid on the last business day of each June ("Income Distribution Dates"), beginning June 29, 2001, to Unitholders of record each June 15 ("Income Record Dates").

Capital Distributions

Distributions of funds in the Capital Account, net of expenses, will be made when the Portfolio terminates. In certain circumstances, additional distribu-tions may be made.

See "Distributions To Unitholders" in Part B of the Prospectus for more de-tails.

General Information

Termination

Commencing on January 14, 2003, the Mandatory Termination Date , the securi-ties in the Portfolio will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unitholders which will specify when Units may be surrendered.

Unitholders will receive a cash distribution within a reasonable time after the Portfolio terminates. However, Unitholders who purchase at least 1,000 Units or whose Units are worth $10,000 may elect to be distributed the underlying stock if the election is made at least five business days prior to the Portfolio's termination. However, in-kind distributions are not available for foreign securities not traded on a U.S. securities exchange. See "Distributions to Unitholders" and "Other Information--Termination of Indenture" in Part B of the Prospectus for more details.

The Sponsor

Since our founding in 1898, Nuveen Investments has been synonymous with in-vestments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and fi-nancial planning needs of our investors. Nuveen, a leader in tax-efficient in-vesting, believes that a carefully selected portfolio can play an important role in building and sustaining the wealth of a lifetime. Nuveen began offer-ing defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolio. We invite you to discuss the contents with

                                      ---
your financial advisor, or you may call us at 800- 742-8860 for additional in-formation. Nuveen personnel may from time to time maintain a position in cer-tain stocks held by the Portfolio.


Rittenhouse Financial Services, Inc.

Rittenhouse, a wholly-owned subsidiary of The John Nuveen Company, is a well-respected, institutional investment management firm based in Radnor, Pennsyl-vania. Rittenhouse has over 18 years of experience and approximately $10 bil-lion in assets under management. For more than 15 years, Rittenhouse has sought to provide investors with attractive returns over time by focusing on stocks of established, well-known companies that investors know and can trust.


Optional Features

Rollover Trusts

The Sponsor intends to create other portfolios that follow the same investment strategy. If these portfolios are available, you may be able to invest in such similar portfolios with a reduced sales charge. These portfolios are expected to be available approximately 13 months after the Initial Date of Deposit and upon the Portfolio's termination.

To elect to have your redemption proceeds invested into a new portfolio ap-proximately 13 months after the Initial Date of Deposit, if available, you must notify the Trustee of this election by the Mid-term Rollover Notification Date, February 8, 2002. Units of Mid-term Rollover Unitholders will be re-deemed during the Mid-term Special Redemption and Liquidation Period, February 1, 2002 through February 14, 2002, and invested in the portfolio then avail-able. If you redeem your Units prior to the Second Year Commencement Date, you will not pay the Second Year Deferred Sales Charge. To elect to have your re-demption proceeds invested into a new portfolio approximately 24 months after the Initial Date of Deposit, if available, you must notify the Trustee of this election by the Final Rollover Notification Date, January 8, 2003. Units of Final Rollover Unitholders will be redeemed during the Final Special Redemp-tion and Liquidation Period, January 1, 2003 through January 14, 2003, and in-vested in the portfolio then available.

See "Special Redemption, Liquidation and Investment in a New Trust" in Part B of the Prospectus for details.

Letter of Intent (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). Unitholders will not be permitted to apply future rollover purchases to satisfy the LOI amount. The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of the Prospectus for details.

Reinvestment

Distributions from the Portfolio can be invested with no sales charge into Nuveen mutual or money market funds. Also, income and certain capital distri-butions from the Portfolio can be reinvested into additional Units of the Portfolio without a sales charge. See "Distributions to Unitholders" and "Ac-cumulation Plan" in Part B of the Prospectus for details.

Nuveen Mutual Funds

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial advisor.

                                      ---

Statement of Condition

(at the Initial Date of Deposit, January 16, 2001)

                                                                       Nuveen
                                                                    Rittenhouse
                                                                    Concentrated
                                                                       Growth
                                                                     Portfolio
                                                                    ------------
Trust Property
Investment in Securities represented by purchase contracts(1)(2)..    $119,946
                                                                      ========
Liabilities and Interest of Unitholders
Liabilities:
  Deferred sales charge(3)........................................    $  2,120
  Reimbursement of Sponsor for organization costs(4)..............         273
                                                                      --------
     Total........................................................    $  2,393
                                                                      ========
Interest of Unitholders:
  Units of fractional undivided interest outstanding..............      12,115
  Cost to investors(5)............................................    $121,125
   Less: Gross underwriting commission(6).........................       3,299
   Less: Organization costs(4)....................................         273
                                                                      --------
  Net amount applicable to investors..............................     117,553
                                                                      --------
     Total........................................................    $119,946
                                                                      ========

---------

(1) Aggregate cost of Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the pur-chase of the Securities pursuant to contracts for the purchase of such Se-curities.

(3) Represents the amount of mandatory distributions from the Portfolio. The mandatory distribution ($0.175 per Unit) will be payable to the Sponsor in five equal monthly installments of $0.035 per Unit beginning on August 31, 2001, and on the last business day thereafter through December 31, 2001. Unitholders who hold their Units on or after the Second Year Commencement Date will be assessed an additional deferred sales charge ($0.175 per Unit) for the Second Year Deferred Period, payable to the Sponsor in five equal monthly installments of $0.035 per Unit beginning on August 30, 2002, and on the last business day thereafter through December 31, 2002.

(4) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Portfolio. These costs have been estimated at $0.0225 per Unit for the Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the in-vestors to the Sponsor will be satisfied. To the extent that actual organ-ization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(5) Aggregate Public Offering Price computed as set forth under "PUBLIC OFFER-ING PRICE" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.50% per Unit includes both an Upfront and a Deferred Sales Charge and has been calculated on the assump-tion that the Units sold are not subject to a reduction of sales charges for quantity purchases. In single transactions involving 5,000 Units or more, the sales charge is reduced. (See "PUBLIC OFFERING PRICE" in Part B of this Prospectus.)


                                      ---

Report of Independent Public Accountants

To the Board of Directors of Nuveen Investments and Unitholders of Nuveen Unit Trusts, Series 115:

We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Unit Trusts, Series 115 as of January 16, 2001. These financial state-ments are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally ac-cepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial state-ments are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (2) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Unit Trusts, Series 115, as of January 16, 2001, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois

January 16, 2001.

                                      ---

[NUVEEN Defined Portfolios Logo]

                         NUVEEN UNIT TRUSTS, SERIES 115
                              PROSPECTUS -- PART A

                             January 16, 2001

                              Sponsor       Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Bank of New York
                                            101 Barclay Street
                                            New York, NY 10286
                                            Telephone: 800-742-8860

  This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the:

  Securities Act of 1933 (file no. 333-53414)

  Investment Company Act of 1940 (file no. 811-08103)

  More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio in-formation is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C 20549-0102.

  No person is authorized to give any information or representation about the Portfolios not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

  When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of a Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

[LOGO NUVEEN DEFINED PORTFOLIOS]

Nuveen Equity Portfolio Prospectus
         Prospectus Part B dated January 16, 2001

  The Prospectus for a Nuveen Defined Portfolio (a "Trust") is divided into two parts. Part A of the Prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the Prospectus provides more general information regarding the Nuveen Defined Portfolios. You should read both Parts of the Pro-spectus and retain them for future reference. Except as provided in Part A of the Prospectus, the information contained in this Part B will apply to each Trust.

  Additional information about the Trusts is provided in the Information Sup-plement. You can receive an Information Supplement by calling The Bank of New York (the "Trustee") at (800) 742-8860.

Nuveen Defined Portfolios

Each Nuveen Defined Portfolio consists of a portfolio of Securities of compa-nies described in the applicable Part A of the Prospectus (see "Schedule of In-vestments" in Part A of the Prospectus for a list of the Securities included in a Trust).

Minimum Investment--$1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less.

Redeemable Units. Units of a Trust are redeemable at the offices of the Trustee at prices based upon the aggregate underlying value of the Securities (gener-ally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated or-ganization costs per Unit. After such period, the Redemption Price will not in-clude such estimated organization costs. See "Risk/Return Summary--Fees and Ex-penses" in Part A of the Prospectus for the organization costs and see "REDEMP-TION" herein for a more detailed discussion of redeeming your Units.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on those dates set forth under "Distributions" in Part A of the Prospec-tus. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, if applicable, and in certain cir-cumstances, earlier. See "DISTRIBUTIONS TO UNITHOLDERS."

Public Offering Price. Public Offering Price of a Trust during the Initial Of-fering Period is based upon the aggregate underlying value of the Securities in the Trust's portfolio (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge as set forth in Part A of the Prospectus and is rounded to the nearest cent. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the ini-tial offering period also includes organization costs incurred in establishing a Trust. These costs will be deducted from the assets of the Trust as of the close of such period. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. For Units purchased in the secondary market, the Public Offer-ing Price is based upon the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of the listed Securities and the bid prices of over-the-counter traded Securities) plus the applicable sales charges. A pro rata share of accumulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Of-fering Price. (See "PUBLIC OFFERING PRICE.")

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
NUVEEN DEFINED PORTFOLIOS..................................................   3
COMPOSITION OF TRUSTS......................................................   4
PUBLIC OFFERING PRICE......................................................   5
MARKET FOR UNITS...........................................................   9
EVALUATION OF SECURITIES AT THE INITIAL DATE OF DEPOSIT....................  10
TAX STATUS.................................................................  10
RETIREMENT PLANS...........................................................  14
TRUST OPERATING EXPENSES...................................................  14
DISTRIBUTIONS TO UNITHOLDERS...............................................  16
ACCUMULATION PLAN..........................................................  17
REPORTS TO UNITHOLDERS.....................................................  17
UNIT VALUE AND EVALUATION..................................................  17
DISTRIBUTIONS OF UNITS TO THE PUBLIC.......................................  18
OWNERSHIP AND TRANSFER OF UNITS............................................  20
REDEMPTION.................................................................  20
SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST..............  22
PURCHASE OF UNITS BY THE SPONSOR...........................................  23
REMOVAL OF SECURITIES FROM THE TRUSTS......................................  23
INFORMATION ABOUT THE TRUSTEE..............................................  24
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE..........................  24
SUCCESSOR TRUSTEES AND SPONSORS............................................  24
INFORMATION ABOUT THE SPONSOR..............................................  25
INFORMATION ABOUT THE EVALUATOR............................................  25
FORTUNE LICENSE AGREEMENT..................................................  26
STANDARD & POOR'S LICENSING AGREEMENT......................................  26
DOW JONES & COMPANY, INC. LICENSING AGREEMENT..............................  26
NASDAQ-100(R) INDEX LICENSING AGREEMENT....................................  27
OTHER INFORMATION..........................................................  28
LEGAL OPINION..............................................................  28
AUDITORS...................................................................  29
CODE OF ETHICS.............................................................  29
SUPPLEMENTAL INFORMATION...................................................  29

Nuveen Defined Portfolios

  This Nuveen Defined Portfolio is one of a series of separate but similar investment companies created by Nuveen Investments, each of which is designated by a different Series number. The Nuveen Defined Portfolios consist of, among others, Strategy Trusts and Sector Trusts. Strategy Trusts include, but are not limited to, Nuveen-Standard & Poor's Quality Buyback Portfolios, Nuveen Dow 5SM and Dow 10SM Portfolios, Nuveen Legacy Portfolios, Nuveen Rittenhouse Concentrated Growth Portfolios, Nuveen-FORTUNE's America's Most Admired Companies Portfolios, Arvest Regional ImpactTM Portfolios, Harris Insight(R) Multi-Sector Portfolios, Dorsey, Wright Relative Strength 5 Portfolios, Peroni Top Ten Picks Portfolios, Peroni Growth Portfolios, GEMS 30 Portfolios, The Legg Mason EASY Portfolio, The Legg Mason Prime Opportunity Portfolio, U.S. Bancorp Piper Jaffray Financial Scope Portfolios and U.S. Bancorp Piper Jaffray Medical Solutions Portfolios. Sector Trusts include, but are not limited to, Nuveen Energy Sector Portfolios, Nuveen Financial Services Sector Portfolios, Nuveen Pharmaceutical Sector Portfolios, Nuveen Precious Metals Sector Portfolios, Nuveen Technology Sector Portfolios, Nuveen Communications Sector Portfolios, Nuveen Bandwidth Sector Portfolios, Nuveen Consumer Electronics Sector Portfolios, Nuveen Digital Sector Portfolios, Nuveen e-Commerce Sector Portfolios, Nuveen e-Finance Sector Portfolios, Nuveen Internet Sector Portfolios, Nuveen Retail Sector Portfolios, Nuveen Semiconductor Sector Portfolios, Nuveen Utility Sector Portfolios, Nuveen Wireless Sector Portfolios, Nuveen e-Business Sector Portfolios, Nuveen Glass-Steagall Sector Portfolios, Nuveen i-Media & Advertising Sector Portfolios, Nuveen Networking & Storage Sector Portfolios, Nuveen Software Weblications Sector Portfolios, Nuveen Pharmaceutical Sector Portfolios, Nuveen Fuel Cell Sector Portfolios, Mobile Web Sector Portfolios, REIT Sector Portfolios, Telecommunications Paradigm Sector Portfolios, Aerospace & Defense Sector Portfolios and Leisure & Entertainment Sector Portfolios. Additional Series of the Nuveen Defined Portfolios are the Nuveen Nasdaq-100 Growth and Treasury Portfolios.

  The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding each Trust is set forth in Part A of this Prospectus. The various Nuveen Defined Portfolios are collectively referred to herein as the "Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Initial Date of Deposit (the "Indenture") between Nuveen Investments ("Nuveen" or the "Sponsor") and the Trustee.

  The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of the securities of the companies described in the applicable Part A of the Prospectus, together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount required for their purchase (or the securities themselves). See "Schedule of Investments" in Part A of the Prospectus, for a description of the Securities deposited in the applicable Trust. See also, "Risk/Return Summary" and "Risk Factors" in Part A of the Prospectus. As used herein, the term "Securities" means the Securities (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional equity securities that may be held by a Trust.

  The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the Securities deposited in such Trust. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

  Additional Units of a Trust may be issued from time to time following the Initial Date of Deposit by depositing in such Trust additional Securities (or contracts therefore backed by an irrevocable letter of credit or cash) or cash (including a letter of credit) with instructions to purchase additional Securities in the Trust. As additional Units are issued by a Trust as a result of the deposit of additional Securities or cash by the Sponsor, the aggregate value of the Securities in a Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities, or cash with instructions to purchase additional

Securities, into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, within reasonable parameters, the same original proportionate relationship among the Securities in such Trust established on the Initial Date of Deposit. Thus, although additional Units will be issued, each Unit will continue to represent the same proportionate amount of each Security. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities or cash being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will decrease or increase accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Securities as close to the evaluation time or as close to the evaluation price as possible. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until termination of the Indenture.

  The Sponsor may realize a profit (or sustain a loss) as of the opening of business on the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities and the cost of such Securities to the Trust, which is based on the evaluation of the Securities as of the opening of business on the Initial Date of Deposit. (See "Schedule of Investments" in Part A of the Prospectus.) The Sponsor may also be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the Evaluator's determination of the aggregate value of the underlying Securi-ties of the Trust) on the subsequent date(s) of deposit and the cost of such Securities to Nuveen, if applicable.

Composition of Trusts

  Each Trust initially consists of delivery statements relating to contracts to purchase Securities (or of such Securities) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Securi-ties as may continue to be held from time to time (including certain securi-ties deposited in the Trust to create additional Units or in substitution for Securities not delivered to a Trust). To assist the Sponsor in selecting Secu-rities for certain Trusts, the Sponsor may use its own resources to pay out-side research service providers.

  Limited Replacement of Certain Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been pur-chased for a Trust under a contract, including those Securities purchased on a when, as and if issued basis ("Failed Securities"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Securi-ties ("Replacement Securities") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust may not exceed the amount of funds reserved for the purchase of the Failed Securities.

  If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed con-tract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust and the Trustee will distribute the principal attributable to such Failed Securities not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Re-placement Security would not be deposited in the Trust. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities with equiv-alent growth potential at a comparable price.

  The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities in the Trust or cash (including a letter of credit) with instructions to purchase ad-ditional Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new in-vestors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Securities be-tween the time of the cash deposit and the purchase of the Securities and be-cause the Trust will pay the associated brokerage fees.

  Sale of Securities. Certain of the Securities may from time to time under certain circumstances be sold. The proceeds from such events will be used to pay for expenses or for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

  Whether or not the Securities are listed on a securities exchange, the prin-cipal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Secu-rities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or, if applicable, successive trusts that employ the same or a similar investment strategy, will achieve their investment objectives.

  Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the is-suers of the Securities to achieve their business goals.

  Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

  Litigation. Except as provided in Part A of the Prospectus, to the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Securities which might reasonably be ex-pected to have a material adverse effect on any of the Trusts. It is possible that after the Initial Date of Deposit, litigation may be initiated with re-spect to Securities in any Trust or current litigation may have unexpected re-sults. The Sponsor is unable to predict whether any such litigation may have such results or may be instituted, or if instituted, whether any such litiga-tion might have a material adverse effect on the Trusts.

Public Offering Price

  The Public Offering Price of the Units is based on the aggregate underlying value of the Securities in the Trust (generally determined by the closing sale prices of listed Securities and the ask prices of over-the-counter traded Se-curities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum transactional sales charge (as set forth in Part A of the Prospectus) per Unit and the maximum remaining deferred sales charge (as set forth in Part A of the Prospectus) and is rounded to the nearest cent. In addition, a por-tion of the Public Offering Price during the initial offering period also con-sists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the reg-istration statement, the trust indenture and other closing documents, regis-tering Units with the Securities and Exchange Commission and states, the ini-tial audit of each Trust portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

  The Securities purchased with the portion of the Public Offering Price in-tended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time pe-riod than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offer-ing period, there may be a decrease in the value of the Securities. To the ex-tent the proceeds from the sale of these

Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be re-duced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never ex-ceed the amount per Unit set forth for the Trusts in "Statement of Condition," this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Spon-sor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale. See "Risk/Return Summa-ry--Fees and Expenses" in Part A of the Prospectus.

  Commencing on those dates set forth under "Risk/Return Summary--Fees and Ex-penses" in Part A of this Prospectus, a deferred sales charge in an amount de-scribed in Part A of the Prospectus will be assessed per Unit per applicable month. If so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar in-vestment strategy during the Mid-term Special Redemption and Liquidation Pe-riod (as described under "Rollover Trusts" and "How to Buy and Sell Units-- Sales or Redemptions" in Part A of the Prospectus) or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date (as defined in Part A of the Prospectus) will not be subject to the Second Year Deferred Sales Charge (see "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus) and accordingly are only responsible for the remaining First Year Deferred Sales Charge (see "Fees and Expenses" in Part A of the Prospectus). The deferred sales charges will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. A pro rata share of accu-mulated dividends, if any, in the Income Account from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The total maximum sales charge assessed to Unitholders on a per Unit basis will be the amount set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  The transactional sales charge applicable to quantity purchases is reduced on a graduated scale as set forth in Part A of this Prospectus. Such Units are also subject to the Creation and Development Fee. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Nuveen unit investment trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the graduated scale provided in Part A of this Prospectus, based on the amount of intended aggre-gate purchases (excluding purchases which are subject only to a deferred sales charge) as expressed in the letter of intent. For purposes of letter of intent calculations, units of equity-based products are valued at $10 per unit. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the let-ter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the ex-piration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be trans-ferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be al-lowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Spon-sor an amount equal to the difference between the amounts paid for these pur-chases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such

Unitholder does not pay the additional amount within 20 days after written re-quest by the Sponsor or the Unitholder's securities representative, the Spon-sor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

  For "secondary market" sales, the Public Offering Price is based on the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum transactional sales charge and any remaining deferred sales charges. The maximum transactional sales charge for certain trusts is described in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION."

  In the secondary market for Nuveen Five-Year Sector Portfolios, Legacy Five-Year Portfolios and Arvest Regional ImpactTM Portfolios, prior to the completion of the deferred sales charge period, the maximum transactional sales charge (which does not include the creation and development fee) will be 4.50% of the Public Offering Price. The upfront portion of the sales charge will equal the difference between 4.50% of the Public Offering Price and any remaining deferred sales charges. Unitholders that purchase more than 5,000 Units and certain classes of investors are entitled to purchase Units at reduced sales charges as shown below.

                                                                   Total Maximum
                                                                   Transactional
        Number of Units                                            Sales Charge
        ---------------                                            -------------
        Less than 5,000...........................................     4.50%
        5,000 to 9,999............................................     4.25%
        10,000 to 24,999..........................................     4.00%
        25,000 to 49,999..........................................     3.50%
        50,000 to 99,999..........................................     2.50%
        100,000 or more...........................................     1.50%
        Wrap and Trust Account Purchasers.........................     1.00%

  For secondary market sales after the completion of the deferred sales charge period for Nuveen Five-Year Sector Portfolios, Legacy Five-Year Portfolios and Arvest Regional ImpactTM Portfolios, the maximum transactional sales charge (which does not include the creation and development fee) will be a one-time charge of 4.50% of the Public Offering Price. Unitholders that purchase more than 5,000 Units and certain classes of investors are entitled to purchase Units at reduced sales charges shown below. Secondary market sales charges are reduced by 1/2 of 1% on each subsequent July 31, to a minimum transactional sales charge of 3.0% of the Public Offering Price as shown below with reduced sales charges for larger purchases and certain investors:

                                           Total Transactional Maximum Sales
           Number of Units*                              Charge
           ----------------                ------------------------------------------------------
                                           4.5%           4.0%           3.5%           3.0%
                                           ----           ----           ----           ----
   Less than 5,000                         4.50           4.00           3.50           3.00
   5,000 to 9,999                          4.25           3.75           3.25           2.75
   10,000 to 24,999                        4.00           3.50           3.00           2.50
   25,000 to 49,999                        3.50           3.25           2.75           2.25
   50,000 to 99,999                        2.50           2.25           1.75           1.50
   100,000 or more                         1.50           1.25           1.00           0.75
   Wrap and Trust Account Purchasers       1.00           1.00           1.00           1.00

  --------
  * Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000, etc., and will be applied on that basis which is more favorable to Unitholders.
    All Units are subject to the same deferred sales charges. When the deferred charges exceed the maximum sales charge, Unitholders will be given extra Units at the time of purchase.

  Creation and Development Fee. As set forth in Part A of the Prospectus, the Sponsor will also receive a fee from a Trust for creating and developing the Trust, including determining the Trust objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and de-velopment fee" is accrued (and becomes a liability of each Trust) on a daily basis and is deemed to be an additional sales charge. The dollar amount of the creation and development fee accrued each day, which will vary with fluctua-tions in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the applicable Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than the amount provided in Part A of the Prospectus. The Sponsor will not use this fee to pay distribution expenses or as compensation for sales efforts.

  Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securities deposited in the Trust during the primary offering period of the Trust.

  At all times while Units are being offered for sale, the Evaluator will ap-praise or cause to be appraised daily the value of the underlying Securities in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal ("Evaluation Time"). Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in ad-vance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

  The graduated transactional sales charges for the primary offering period set forth in the table provided in Part A of this Prospectus will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of a Trust will be aggregated with concurrent purchases of any other Nuveen unit investment trust or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individu-als and their spouses, parents, children, grandchildren, grandparents, par-ents-in-law, sons-and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable transactional sales charge. The graduated transactional sales charges are also applicable to a trustee or other fiduciary purchasing securi-ties for a single trust estate or single fiduciary account.

  During the initial offering period, unitholders of other unit investment trusts having a similar strategy as the Trust may utilize their termination proceeds to purchase Units of the Trusts with the transactional sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus. The dealer concession for such purchases will be that applicable to "Rollover Purchases".

  Units may be purchased with the applicable reduced transactional sales charge provided for "Wrap Account Purchasers" under "How to Buy and Sell Units" in Part A of the Prospectus or herein by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for fi-nancial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, and (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Insti-tutional Advisory Corp., Rittenhouse Financial Services, Inc., The John Nuveen Company, The McGraw Hill Companies Inc. ("McGraw-Hill") and Dow Jones & Compa-ny, Inc. ("Dow Jones"), including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by par-ents, individuals associated with McGraw-Hill and Dow Jones, and adult chil-dren who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer and (6) any person who for at least 90 days, has been an officer, di-rector or bona fide employee of any vendor who provides services to the Spon-sor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). (For individuals associated with McGraw Hill this privilege is only available for purchases of Units of the Nuveen-Standard & Poor's Quality Buyback Portfolio and for individuals associated with Dow Jones this privilege is only available for purchases of Units of the Nuveen--The Dow 5sm Portfolio and the Nuveen--The Dow 10sm Portfolio). However, if Part A of the Prospectus provides for a Second Year Deferred Sales Charge (see "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus) such Unitholders that hold their Units on or after the Second Year Commencement Date (as defined in Part A of the Prospectus) will be subject to the Second Year Deferred Sales Charge. Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

  During the initial offering period, unitholders of any Nuveen-sponsored unit investment trust may utilize their redemption or termination proceeds to pur-chase Units of a Trust with the transactional sales charge applicable for "Rollover Purchases" as provided in "How to Buy and Sell Units" in Part A of the Prospectus.

  Whether or not Units are being offered for sale, the Trustee will determine or cause to be determined the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

Market for Units

  During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price based upon the pro rata share per Unit of the aggregate underlying value of the Securities in such Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Se-curities and the ask prices of over-the-counter traded Securities). Afterward, although it is not obligated to do so, the Sponsor may maintain a secondary market for Units of each Trust at its own expense and continuously offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the aggregate underlying value of the Securities in a Trust as of the Evaluation Time (generally determined by the closing sale prices of listed Securities and the bid prices of over-the-counter traded Securities). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "Sponsor's Repurchase Price") in-cludes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. Units subject to a de-ferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption. However, if so provided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemp-tion and Liquidation

Period or Unitholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the remaining First Year Deferred Sales Charge. (See "REDEMPTION.")

  In connection with its secondary market making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will generally purchase Units from the broker or dealer at the Redemption Price (as defined in "REDEMPTION") and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

  In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

Evaluation of Securities at the Initial Date of Deposit

  The prices of the Securities deposited in the Trusts included in Part A of the Prospectus were determined by the Trustee.

  The amount by which the Trustee's determination of the aggregate value of the Securities deposited in the Trusts was greater or less than the cost of such Securities to the Sponsor was profit or loss to the Sponsor. (See Part A of this Prospectus.) The Sponsor also may realize further profit or sustain further loss as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio se-curities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

Tax Status

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The sum-mary is limited to investors who hold the Units as "capital assets" (general-ly, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax conse-quences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Se-curity is equity for Federal income tax purposes.

  In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

    1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of a Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata portion of income derived from each Trust asset when such income is considered to be received by a Trust. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested.

    2. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in-kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Security held by a Trust. Unitholders should consult their own tax advisors with regard to the calculation of basis. For Federal income tax purposes, a Unitholder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his or her Units.

    3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of a Trust (the "New Trust"), (if so provided in Part A of the Prospectus, the Sponsor intends to create a separate New Trust in conjunction with the termination of a Grantor Trust) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized. Unitholders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

  Deferred Sales Charge. Generally the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge is deferred. The income (or proceeds from redemption) a Unitholder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

  Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above and are at-tributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduc-tion because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligi-bility of dividends for the 70% dividends received deduction. These limita-tions include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under and during the period specified in Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day hold-ing period requirement is met. Moreover, the allowable percentage of the de-duction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness in-curred by such corporation.

  To the extent dividends received by a Trust are attributable to foreign cor-porations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with re-spect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modi-fications to the dividends received deduction.

  Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him or her. As a result of the Tax Reform Act of 1986, certain miscellane-ous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholder's may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their tax advisers regarding the limitations on the de-ductibility of Trust expenses.

  Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") pro-vides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. However, the reduction of the 20% rate to 18% applies only if the hold-ing period for the property begins after December 31, 2000. Therefore, you will not be eligible for the 18% capital gain rate on assets for which your holding period began before January 1, 2001. However, if you are an individu-al, you may elect to treat certain assets you hold on January 1, 2001 as hav-ing been sold for their fair market value on the next business day after Janu-ary 1, 2001 for purposes of this holding period requirement. If you make this election for an asset, the asset would be eligible for the 18% rate if it is held by you for more than five years after this deemed sale. If you make this election, you must recognize any gain from this deemed sale, but any loss is not recognized.

  In addition, please note that capital gains may be recharacterized as ordi-nary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

  If the Unitholder disposes of a Unit, the Unitholder is deemed thereby to have disposed of his or her entire pro rata interest in all assets of a Trust involved including his or her pro rata portion of all the Securities repre-sented by the Unit.

  The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal con-tracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advi-sors with regard to any such constructive sales rules.

  Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "REDEMP-TION" and "OTHER INFORMATION--Termination of Indenture," under certain circum-stances a Unitholder who owns the number of Units of a Trust set forth in Part A of the Prospectus may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unitholder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "DISTRIBUTIONS TO UNITHOLDERS." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of a Trust's assets for Fed-eral income tax purposes. The receipt of an In-Kind Distribution upon the re-demption of Units or the termination of a Trust will result in a Unitholder receiving shares of stock plus, possibly, cash.

  The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Secu-rities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata por-tion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by a Trust, such Unitholder will generally recognize gain or loss based upon the difference be-tween the amount of cash received by the Unitholder and his or her tax basis in such fractional share of a Security held by a Trust.

  Because each Trust will own many Securities, a Unitholder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by a Trust. The amount of taxable gain (or loss) recog-nized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by a Trust. Unitholders who request an In-Kind Distribu-tion are advised to consult their tax advisers in this regard.

  As discussed in "SPECIAL REDEMPTION, LIQUIDATION AND INVESTMENT IN A NEW TRUST," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his or her Units for Units of the New Trust in a taxable transaction, such Unitholder will recognize gains, if any, but gen-erally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the New Trust in the manner described above, if such substantially identical secu-rities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Sec-tion 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

  Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax ba-sis in his or her Units will generally equal the price paid by such Unitholder for his or her Units. The cost of the Units is allocated among the Securities held by a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his or her pro rata por-tion of each Security.

  A Unitholder's tax basis in his or her Units and his or her pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by a Trust which are not taxable as ordinary income as described above.

  General. Each Unitholder will be requested to provide the Unitholder's tax-payer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate cer-tification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

  In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding the year of payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a spe-cific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.

  It should be noted that payments to a Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the poten-tial tax consequences relating to the payment of any such withholding taxes by a Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. A required holding period is imposed for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and for-eign tax credits.

  At the termination of a Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by a Trust on the Securities, the gross proceeds received by a Trust from the disposition of any Security (resulting from redemption or the sale of any Security) and the fees and expenses paid by a Trust. The Trustee will also furnish annual information returns to Unitholders and the Internal Revenue Service.

  Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans estab-lished. See "RETIREMENT PLANS."

  In the opinion of Winston & Strawn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders thereof.

  The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholder") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advis-ers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in a Trust that (a) is (i) for United States federal income tax pur-poses a citizen or resident of the United States, (ii) a corporation, partner-ship or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation re-gardless of its source or (b) does not qualify as a U.S. Unitholder in para-graph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also in-cludes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers re-garding potential foreign, state or local taxation with respect to the Units.

Retirement Plans

  Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

Trust Operating Expenses

  No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor and/or its affiliates do, however, receive an annual fee as set forth in "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus for main-taining surveillance over the portfolio and for performing certain administra-tive services for the Trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the Sponsor may purchase research from a variety of sources, which may include dealers of the Trusts. If so provided in Part A of the Prospectus, the Sponsor may also receive an annual fee for providing book-keeping and administrative services for a Trust (the "Bookkeeping and Adminis-trative Fee"). Such services include, but are not limited to, the preparation of comprehensive tax statements and providing account information to the Unitholders. If so provided in Part A of the Prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the Prospec-tus, a Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. Estimated annual Trust expenses are as set forth in Part A of this Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated ex-penses do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling Securities.

  The Trustee receives for ordinary recurring services an annual fee for each Trust as set forth in "Risk/Return Summary--Fees and Expenses" appearing in Part A of this Prospectus. The Trustee's Fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions). In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Con-sumer Price Index entitled "All Services Less Rent of Shelter" since the es-tablishment of the Trusts. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen is the Spon-sor in any calendar year exceed the actual cost to the Sponsor or its affili-ates of supplying such services, in the aggregate, in such year. The Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee are accrued daily and based upon the number of Units outstanding each day until the primary offering period terminates. After the primary of-fering period has terminated, these fees are accrued daily and are based on the number of Units outstanding on the first business day of the calendar year in which the fee is calculated or the number of Units outstanding at the end of the primary offering period, as appropriate.

  The Trustee has the use of funds, if any, being held in the Income and Capi-tal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Trusts is expected to result from such use of these funds.

  The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and in-terests of the Unitholders; (2) all taxes and other governmental charges upon the Securities or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for ex-traordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses, including counsel fees (including fees of counsel which the Trustee may retain) sustained or incurred by the Trustee in connec-tion therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The expenses are paid monthly and the Trustee is empowered to sell Securities in order to pay these amounts if funds are not otherwise available in the applicable In-come and Capital Accounts.

  Unless the Sponsor determines that an audit is not required, the Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.005 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial state-ments upon request.

Distributions to Unitholders

  The Trustee will distribute any net income received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Date. See "Distributions" in Part A of this Prospectus. Persons who purchase Units will commence receiv-ing distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchas-er, but in the normal course of business such notice is provided by the sell-ing broker/dealer. Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses will be distributed on the last business day of each month if the amount available for distribution equals at least $1.00 per 100 Units ("Capital Distribution Dates") to Unitholders of record on the fifteenth day of each applicable month ("Capital Record Dates"). The Trustee is not re-quired to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). A Unitholder's pro rata portion of the Capital Account, less expenses, will be distributed as part of the final liquidation distribution.

  It is anticipated that the deferred sales charge will be collected from the Capital Account of the Trusts and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for pur-poses of satisfying a Unitholder's deferred sales charge obligations.

  Under regulations issued by the Internal Revenue Service, the Trustee is re-quired to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unitholder's tax identification num-ber in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal cir-cumstances, the Trustee obtains the Unitholder's tax identification number from the selling broker. However, a Unitholder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

  Within a reasonable time after a Trust is terminated, each Unitholder who is not a Rollover Unitholder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Securities, unless he or she elects an In-Kind Distribution as described under "REDEMPTION" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

  The Trustee will credit to the Income Account of a Trust any dividends re-ceived on the Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

  The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

  Distribution Reinvestment. Any Unitholder may elect to have each distribu-tion on Units, other than the final liquidating distribution in connection with the termination of a Trust or Mid-term liquidating distribution for Mid-term Rollover Unitholders, automatically reinvested in additional Units of such Trust without additional sales charges. If you elect to have distribu-tions reinvested into additional Units of your Trust, in addition to the rein-vestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to offset the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional Units (as with all Units) will fluctuate over time. If Part A of the Prospectus provides for Second Year De-ferred Sales Charges for a Trust, any Units purchased prior to the Second Year Commencement Date will be credited such additional Units to offset the Second Year Deferred Sales Charges following the Second Year Commencement Date.

  Each person who purchases Units of a Trust may elect to participate in the reinvestment option by notifying the Trustee in writing of their election. Re-investment may not be available in all states. Notification to the Trustee must be received within one year after the Initial Date of Deposit. So long as the election is received by the Trustee at least 10 days prior to the Record Date for a given distribution, each subsequent distribution of income and/or capital, as selected by the Unitholder, will be automatically applied by the Trustee to purchase additional Units of a Trust. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

Accumulation Plan

  The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Trust distributions. Unitholders may elect to reinvest income and capital dis-tributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in Securities which would not be eligible for deposit in the Trusts. Further information concerning the Accumulation Plan and a list of Accumulation Funds is set forth in the Information Supplement of this Prospec-tus, which may be obtained by contacting the Trustee at (800) 742-8860.

  Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being rein-vested, to change from capital only reinvestment to reinvestment of both capi-tal and income or vice versa, or to terminate their participation in the Accu-mulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effective as of the next Record Date occurring at least 10 days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The char-acter of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

Reports to Unitholders

  The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of income, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Trust, a statement with respect to such Trust that provides (1) a summary of transac-tions in the Trust for such year; (2) any Security sold during the year and the Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

  In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts.

Unit Value and Evaluation

  The value of a Trust is determined by the Trustee on the basis of (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities at the Evaluation Time not applied to the purchase of such Securi-ties; (2) the aggregate value of the Securities held in the Trust, as deter-mined by the Evaluator on the basis of the aggregate underlying value of the Securities in the Trust next computed; (3) dividends receivable on the Securi-ties trading ex-dividend as of the date of computation; and (4) all other as-sets of the Trust; and deducting therefrom: (1) amounts representing any ap-plicable taxes or governmental charges and amounts due the Sponsor or Trustee for indemnification or extraordinary expenses payable out of such Trust for which no deductions had been made for the purpose of additions to the Reserve Account; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including, but not lim-ited to, unpaid fees and expenses of the Trustee (including legal fees) and the Sponsor; (4) amounts representing unpaid organization costs; (5) cash held for distribution to Unitholders of record of the Trust or for redemption of tendered

Units as of the business day prior to the evaluation being made; and (6) other liabilities incurred by the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof and rounded to the nearest cent to determine the per Unit value ("Unit Value") of such Trust. The Trustee may determine the aggregate value of the Securities in the Trust in the following manner: if the Securities are listed on a foreign or U.S. securities exchange or The NASDAQ Stock Market, Inc. ("listed Securi-ties"), this evaluation is generally based on the most recent closing sale price prior to or on the Evaluation Time on that exchange or that system where the Securities are principally traded (if a listed Security is listed on the New York Stock Exchange ("NYSE") the closing sale price on the NYSE shall ap-
ply) or, if there is no closing sale price on that exchange or system, at the closing bid prices (ask prices for primary market purchases). If the Securi-ties are not so listed, the evaluation shall generally be based on the current bid prices at the Evaluation Time (ask prices for primary market purchases) on the over-the-counter market (unless it is determined that these prices are in-appropriate as a basis for valuation). If current bid prices (ask prices for primary market purchases) are unavailable, the evaluation is generally deter-mined (a) on the basis of current bid prices (ask prices for primary market purchases) for comparable securities, (b) by appraising the value of the Secu-rities on the bid side (ask side for primary market purchases) of the market or (c) by any combination of the above. For foreign Securities the aggregate underlying value of the Securities during the initial offering period is com-puted on the basis of the offering side value of the relevant currency ex-change rate expressed in U.S. dollars as of the Evaluation Time. After the initial offering period has ended, the aggregate underlying value of the for-eign Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

  Except in those cases in which the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, Inc., and the closing sales prices are used and except for Trust Fund Evaluations required by the Indenture in determining Redemption Price, during the initial offering period, the evaluations of the Securities shall generally be made in the manner de-scribed above based on the closing ask or offering prices of the Securities rather than the closing bid prices and on current offering side exchange rates.

  With respect to any Security not listed on a foreign or U.S. securities ex-change or The NASDAQ Stock Market, Inc. or, with respect to a Security so listed but in the unusual circumstance in which the Evaluator deems the clos-ing sale price on the relevant exchange to be inappropriate as a basis for valuation, upon the Evaluator's request, the Sponsor shall, from time to time, designate one or more evaluation services or other sources of information on which the Evaluator shall be authorized conclusively to rely in evaluating such Security, and the Evaluator shall have no liability for any errors in the information so received. The cost thereof shall be an expense reimbursable to the Trustee from the Income and Capital Accounts.

Distributions of Units to the Public

  Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of the Trusts for sale under the laws of substantially all of the states of the United States of America.

  Promptly following the deposit of Securities in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collat-eral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribu-tion. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facili-tate the handling of transactions, sales of Units shall be limited to transac-tions involving a minimum of either $1,000 or 100 Units ($500 or nearest whole number of Units whose value is less than $500 for IRA purchases), whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

  The Sponsor plans to allow a discount to brokers and dealers in connection with the distribution of Units. The amounts of such discounts are set forth in Part A of this Prospectus or herein.

  The Sponsor may maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS."

  The Sponsor reserves the right to change the amount of the dealer conces-sions set forth in Part A of this Prospectus from time to time.

  For Units purchased during the initial offering period by Unitholders who utilize redemption or termination proceeds from other Nuveen-sponsored unit investment trusts and receive the sales charge applicable for "Rollover Pur-chases" as described in Part A of the Prospectus, dealers are entitled to re-ceive the concession applicable for "Rollover Purchases" as provided in Part A of the Prospectus.

  Initially, for Nuveen Five-Year Sector Portfolios, Nuveen Five-Year Legacy Portfolios and Arvest Regional ImpactTM Portfolios, the Sponsor plans to allow a concession to selling dealers in the secondary market of 3.5% of the Public Offering Price for non-breakpoint purchases of Units in a given transaction. The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Ac-count Purchasers and to other investors entitled to the sales charge reduction applicable for Wrap Account Purchasers (as provided in "PUBLIC OFFERING PRICE"), as shown below. Commencing with the last day of the month following the end of the deferred sales charge period, the concession will be 65% of the then current maximum sales charge at the appropriate breakpoint level.

                                                                          %
                                                                     Concessions
        Number of Units*                                              per Unit
        ----------------                                             -----------
        Less than 5,000.............................................    3.50
        5,000 to 9,999..............................................    3.25
        10,000 to 24,999............................................    3.00
        25,000 to 49,999............................................    2.50
        50,000 to 99,999............................................    1.50
        100,000 or more.............................................    0.75
        Wrap Account Purchasers.....................................    0.00

            --------
            * Sales charge reductions are computed both on a
              dollar basis and on the basis of the number of Units purchased, using the equivalent of 5,000 Units to $50,000, 10,000 Units to $100,000 etc.,
              and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

  Volume incentives can be earned as a marketing allowance by Eligible Dealer Firms who reach cumulative firm sales or sales arrangement levels of a speci-fied dollar amount of Nuveen unit trusts sold in the primary or secondary mar-ket during any quarter as set forth in the table below. For purposes of deter-mining the applicable volume incentive rate for a given quarter, the dollar amount of all units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all appli-cable trades originated from or by that firm.

    Total dollar amount sold
     over Measuring Period                            Volume Incentive
   --------------------------                 --------------------------------
   $ 5,000,000 to $ 9,999,999                 0.10% of current quarter sales
   $10,000,000 to $19,999,999                 0.125% of current quarter sales
   $20,000,000 to $49,999,999                 0.1375% of current quarter sales
   $50,000,000 or more                        0.15% of current quarter sales

Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. In addition, Units that are purchased at the sales charge breakpoint applicable for Wrap Account Purchasers are not counted for purposes of determining eligibility for volume incentives. The Sponsor re-serves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allow-ance and the amount paid.

  Firms are not entitled to receive any dealer concession or volume incentives for any sales made to investors which qualified as Discounted Purchases (as defined in "PUBLIC OFFERING PRICE") during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

Ownership and Transfer of Units

  The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee. Ownership of Units will not be evidenced by registered Certificates. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

  Units are transferable by making a written request to the Trustee, The Bank of New York, at 101 Barclay Street, New York, NY 10286, properly endorsed or accompanied by a written instrument or instruments of transfer. Each Unitholder must sign such written request or transfer instrument, exactly as his name appears on the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require addi-tional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corpo-rate authority.

Redemption

  Unitholders may redeem all or a portion of their Units by (1) making a writ-ten request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at 101 Barclay Street, New York, NY 10286 (redemptions of 1,000 Units or more will require a signature guarantee), and (2) payment of applicable governmental charges, if any. (See "OWNERSHIP AND TRANSFER OF UNITS.") No re-demption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial in-stitution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must com-plete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption re-quests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone re-demption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and ad-ministrators) may not use the telephone redemption privilege.

  On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter ("Redemption Price"). During the period ending with the ear-lier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See "Risk/Return Summary--Fees and Expenses" in Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Se-curities on the date of tender. Units subject to a deferred sales charge which are tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the re-maining deferred sales charge at the time of redemption. However, if so pro-vided in Part A of the Prospectus, Unitholders who elect to roll their Units into a new series of the Trust or a trust with a similar investment strategy during the Mid-term Special Redemption and Liquidation Period or Unithholders who sell or redeem their Units prior to the Second Year Commencement Date will not be subject to the Second Year Deferred Sales Charge and accordingly are only responsible for the remaining First Year Deferred Sales Charge. In addi-tion, in the event of the death of a Unitholder within the one-year period prior to redemption, any deferred sales charge remaining at the time of re-demption shall be waived. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

  The "date of tender" is deemed to be the date on which the request for re-demption of Units is received in proper form by the Trustee, except that a re-demption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

  If so provided in Part A of the Prospectus, any Unitholder tendering at least 1,000 Units of a Trust for redemption or whose Units are worth $10,000 may request by written notice submitted at the time of tender from the Trust-ee, in lieu of a cash redemption, a distribution of shares of Securities in an amount and value of Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. In-kind dis-tributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a portfolio and cash from the Cap-ital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Secu-rities included in a Unitholder's In-Kind Distribution to facilitate the dis-tribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described below. In-Kind distributions are not available for foreign securities not traded on a U.S. securities exchange.

  Under regulations issued by the Internal Revenue Service, the Trustee may be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. For fur-ther information regarding this withholding, see "DISTRIBUTIONS TO UNITHOLDERS." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

  Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account.

  The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption. To the extent that Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

  The Redemption Price per Unit during the secondary market will be determined on the basis of the Unit Value of the Trust as of the Evaluation Time. After the period ending with the earlier of six months after the Initial Date of De-posit or the end of the initial offering period, the Redemption Price will not include estimated organization costs. See "Risk/Return Summary--Fees and Ex-penses" in Part A of the Prospectus. See "UNIT VALUE AND EVALUATION" for a more detailed discussion of the factors included in determining Unit Value. The Redemption Price per Unit will be assessed the amount, if any, of the re-maining deferred sales charge at the time of redemption.

  The right of redemption may be suspended and payment postponed for any pe-riod during which the New York Stock Exchange is closed, other than for cus-tomary weekend and holiday closings, or during which the Securities and Ex-change Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evalua-tion of the Securities is not reasonably practicable, or for such other peri-ods as the Securities and Exchange Commission may by order permit. Under cer-tain extreme circumstances, the Sponsor may apply to the Securities and Ex-change Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such sus-pension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

  If so provided in Part A of the Prospectus for applicable Strategy Trusts, it is expected that a special redemption and liquidation will be made of all Units of a Trust held by any Unitholder (a "Rollover Unitholder") who affirma-tively notifies the Trustee in writing by the appropriate Rollover Notifica-tion Date specified in "Rollover Trusts" in Part A of this Prospectus that he or she desires to participate as a Rollover Unitholder.

  All Units of Rollover Unitholders will be redeemed In-Kind during the appro-priate Special Redemption and Liquidation Period as determined by the Sponsor and the underlying Securities will be distributed to the Distribution Agent (currently the Trustee) on behalf of the Rollover Unitholders. During the ap-propriate Special Redemption and Liquidation Period (as set forth in "Rollover Trusts" in Part A of the Prospectus), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

  The Distribution Agent may engage the Sponsor, as its agent, or other bro-kers to sell the distributed Securities. The Securities will be sold as quickly as is practicable during the appropriate Special Redemption and Liqui-dation Period. The Sponsor does not anticipate that the period will be longer than one or two days, given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

  The Rollover Unitholders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unitholder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units as the proceeds become available. Any Rollover Unitholder may thus be redeemed out of a Trust and become a holder of an entirely differ-ent trust, a New Trust, with a different portfolio of Securities. In accor-dance with the Rollover Unitholders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) are expected to be invested in a New Trust, at the public offering price, includ-ing the applicable transactional sales charge per Unit specified in Part A of that trust's Prospectus.

  The Sponsor intends to create the New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Securi-ties included in a New Trust portfolio, and it is intended that Rollover Unitholders will be given first priority to purchase the New Trust units. The Sponsor may also permit Rollover Unitholders to elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unitholder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been in-vested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

  The process of redemption, liquidation, and investment in a New Trust is in-tended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth potential only for the life of the Trust, at which point a new portfolio is chosen. A similar process of redemption, liqui-dation and investment in a New Trust may be available prior to the Mandatory Termination Date of the Trust.

  It should also be noted that Rollover Unitholders may realize taxable capi-tal gains on the Special Redemption and Liquidation but, in certain circum-stances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distrib-uted at that time to pay any taxes. Included in the cash for the applicable Special Redemption and Liquidation may be an amount of cash attributable to a Unitholder's final distribution of dividend income; accordingly, Rollover Unitholders also will not have cash from this source distributed to pay any taxes. (See "TAX STATUS.") Recently, legislation has been enacted that reduces the maximum stated marginal tax rate for certain capital gains for investments held for more than 1 year to 20% (10% in the case of certain taxpayers in the lowest tax bracket). Poten-tial investors should consult their tax advisors regarding the potential ef-fect of the Act on their investment in Units. In addition, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capi-tal gains are taxed.

  In addition, during this period a Unitholder will be at risk to the extent that Securities are not sold and will not have the benefit of any stock appre-ciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Securities in as short a pe-riod as it can without materially adversely affecting the price of the Securi-ties.

  Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unitholders") will not re-alize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge.

  The Sponsor may for any reason, in its sole discretion, decide not to spon-sor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the appropriate Special Redemption and Liquidation Period. All Unitholders will then be remaining Unitholders, with rights to ordinary redemption as before. (See "REDEMPTION.") The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option or any ex-change option without notice except in certain limited circumstances. However, generally, the termination of the Rollover Option or an exchange option or a material amendment to such options requires notice of at least 60 days prior to the effective date of such termination or amendment.

Purchase of Units by the Sponsor

  The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee be-fore the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Spon-sor's current practice is to bid at the Redemption Price in the secondary mar-ket. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

Removal of Securities from the Trusts

  The portfolios of the Trusts are not "managed" by the Sponsor or the Trust-ee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) di-rect the Trustee to dispose of a Security in the following circumstances: (1) the issuer defaults in the payment of a dividend that has been declared and is due and payable; (2) any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment af-fecting such Security; (3) the issuer of the Security has breached a covenant or warranty which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Secu-rity; (4) the issuer has defaulted on the payment on any other of its out-standing obligations; (5) the price of the Security declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Securities would be detrimental to a Trust; (6) all Securi-ties in the Trust will be sold pursuant to the Trust's termination; (7) the sale of Securities is required when Units are tendered for redemption; (8) the sale of Securities is necessary to maintain the Trust as a "regulated invest-ment company" if the Trust has made such election; (9) there has been a public tender offer made to a Security or a merger or acquisition is announced af-fecting a Security, and that in the Sponsor's opinion the sale or tender of the Security is in the best interest of Unitholders; or (10) for such other reasons provided in the Prospectus or the Indenture. Except as stated in this Prospectus, the acquisition by a Trust of any securities or other property other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property ac-quired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or properties, the Trustee shall reject the offer. However, in the event such se-curities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pur-suant to the direction of the Sponsor. Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unitholders or to meet redemptions.

  The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

  The Sponsor, in designating Securities to be sold by the Trustee, will gener-ally make selections in order to maintain, to the extent practicable, the pro-portionate relationship among the number of shares of individual issues of Se-curities. To the extent this is not practicable, the composition and diversity of the Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (gener-ally 100 shares) in which blocks of Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute a Trust's portfolio transactions.

Information about the Trustee

  The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division of-fices at 101 Barclay Street, New York, New York 10286, telephone 1-800-742-8860. The Bank of New York is subject to supervision and examination by the Su-perintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

Limitations on Liabilities of Sponsor and Trustee

  The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

  The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the li-ability of the Trustee.

Successor Trustees and Sponsors

  The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or af-fairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee ac-cepts its appointment as such. Any successor trustee shall be a corporation au-thorized to exercise corporate trust powers, having capital, surplus and undi-vided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation result-ing from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

  If upon resignation of a trustee no successor has been appointed and has ac-cepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a succes-sor.

  If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

Information about the Sponsor

  Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments de-signed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

  To meet the unique circumstances and financial planning needs of our invest-ors, Nuveen offers a wide array of taxable and tax-free investment products-- including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management prod-ucts.

  Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approxi-mately 78% owned by the St. Paul Companies, Inc. ("St. Paul"). St. Paul is lo-cated in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 West Wacker Drive).

  To help advisors and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may ad-vertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future ed-ucation needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.

  In advertising and sales literature, the Sponsor may provide or compare the performance of a given investment strategy, sector trust, collection of Trusts or a Trust sponsored by the Sponsor with that of, or reflect the performance of: (1) the Consumer Price Index; (2) equity unit trusts of the Sponsor or other unit trust providers; (3) equity mutual funds or mutual fund indices as reported by various independent services which monitor the performance of mu-tual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine; (4) the S&P 500 Index, Dow Jones In-dustrial Average ("DJIA"), Nasdaq-100 Index or other unmanaged indices and in-vestment strategies; and/or (5) any combination of indices including the S&P 500, DJIA or Nasdaq-100 Index. Advertisements involving these indices, invest-ments or strategies may reflect performance over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Trusts for any future period. Such advertising may also reflect the standard deviation or beta of the index, investment or strategy returns for any period. The calcula-tion of standard deviation is sometimes referred to as the "Sharpe measure" of return.

Information about the Evaluator

  The Trustee will serve as Evaluator of the Trusts. The Sponsor may replace the Trustee as Evaluator during the life of the Trusts.

  The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to ap-point a satisfactory successor. Such resignation or removal shall become effec-tive upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of compe-tent jurisdiction for the appointment of a successor.

  The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Deter-minations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

FORTUNE License Agreement

  The Nuveen-FORTUNE America's Most Admired Companies Portfolio (the "Product") is not sponsored, endorsed, sold or promoted by FORTUNE Magazine ("Fortune"). Fortune makes no representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of in-vesting in securities generally or in the Product particularly. Fortune's only relationship to the Licensee is the licensing of certain trademarks and trade names of Fortune and the America's Most Admired Companies list. This list is determined and composed by Fortune without regard to the Licensee or the Prod-uct. Fortune has no obligation to take the needs of the Licensee or the owners of the Product into consideration in determining, composing or calculating the Fortune Most Admired Companies list. Fortune is not responsible for and has not participated in the determination of the prices and amount of the Product or the timing of the issuance or sale of the Product or in the determination or calculation of the equation by which the Product is to be converted into cash. Fortune has no obligation or liability in connection with the administration, marketing or trading of the Product.

  FORTUNE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AMERICA'S MOST ADMIRED COMPANIES LIST. FORTUNE MAKES NO EXPRESS OR IM-PLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE AMERICA'S MOST AD-MIRED COMPANIES LIST. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FORTUNE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUEN-TIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

STANDARD & POOR'S Licensing Agreement

  The GEMS 30 Portfolio and the Nuveen--Standard & Poor's Quality Buyback Port-folio are not sponsored, endorsed, sold or promoted by Standard & Poor's, a di-vision of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of a Trust or any member of the public regarding the advisability of investing in securities generally or in a Trust particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is de-termined, composed and calculated by S&P without regard to the Licensee or a Trust. S&P has no obligation to take the needs of the Licensee or the owners of a Trust into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of a Trust or the timing of the issuance or sale of a Trust or in the determination or calculation of the equation by which a Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of a Trust.

  S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OF ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ER-RORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF A TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMIT-ING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPE-CIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

DOW JONES & COMPANY, INC. Licensing Agreement

  The GEMS 30 Portfolio is not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or war-ranty, express or implied, to the owners of the Trust or any member of the pub-lic regarding the advisability of investing in securities generally or in the Trust particularly. Dow Jones' only relationship to the Sponsor is the licens-ing of certain trade marks, trade names and service marks of Dow Jones and of the Dow Jones Indus-trial AverageSM, which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trust. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trust into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trust to be issued or in the determination or calculation of the equation by which the Trust is to be con-verted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trust.

  DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRAN-TIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RE-SPECT TO THE DOWN JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

NASDAQ-100(R) Index Licensing Agreement

  The Sponsor has entered into a license agreement with The Nasdaq Stock Mar-ket, Inc. (the "License Agreement"), under which the GEM 30 Portfolio (through the Sponsor) is granted a license to use the trademarks, service marks and trade names "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of the Trust and in accordance with any applicable federal and state securities law to in-dicate the source of the Nasdaq-100 Index as a basis for determining the com-position of the Trust's portfolio. As consideration for the grant of the li-cense, the Trust will pay to The Nasdaq Stock Market, Inc. an annual fee. If the Nasdaq-100 Index ceases to be compiled or made available or the antici-pated correlation between the Trust and the Nasdaq-100 Index is not main-tained, the Sponsor may direct that the Trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the Indenture be terminated.

  Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trade-marks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Indenture or the License Agreement.

  The Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporation"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Trust or any member of the public regarding the advis-ability of investing in Securities generally or in Units of the Trust particu-larly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Trust or Unitholders of the Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in deter-mining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the tim-ing, prices, or quantities of the Units of the Trust to be issued or in the determination or calculation of the equation by which the Units of the Trust are to be converted into cash. The Corporations have no liability in connec-tion with the administration of the Trust, marketing or trading of Units of the Trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE

OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Other Information

Amendment of Indenture

  The Indenture may be amended by the Trustee and the Sponsor without the con-sent of any of the Unitholders (1) to cure any ambiguity or to correct or sup-plement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, pro-vided, however, that the Indenture may not be amended, without the consent of 100% of the Unitholders, to permit the deposit or acquisition of securities ei-ther in addition to, or in substitution for any of the Securities initially de-posited in any Trust except as stated in "NUVEEN DEFINED PORTFOLIOS" or "COMPO-SITION OF TRUSTS" regarding the creation of additional Units and the limited right of substitution of Replacement Securities, except for the substitution of refunding securities under certain circumstances or except as otherwise pro-vided in this Prospectus or the Indenture. The Trustee shall advise the Unitholders of any amendment requiring the consent of Unitholders, or upon re-quest of the Sponsor, promptly after execution thereof.

Termination of Indenture

  The Trust may be liquidated at any time by an instrument executed by the Sponsor and consented to by 66 2/3% of the Units of the Trust then outstanding. The Trust may also be liquidated by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the total value of the Securi-ties deposited in the Trust as of the conclusion of the primary offering period and may be liquidated by the Trustee in the event that Units not yet sold ag-gregating more than 60% of the Units originally created are tendered for re-demption by the Sponsor. The sale of Securities from the Trust upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount of Securities originally represented by the Units held by such Unitholder. The In-denture will terminate upon the redemption, sale or other disposition of the last Security held thereunder, but in no event shall it continue beyond the Mandatory Termination Date set forth under "General Information--Termination" in Part A of this Prospectus.

  Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of the termination of a Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his address appearing on the registration books of such Trust maintained by the Trustee. Unitholders not electing a distribution of shares of Securities and who do not elect the Rollover Option (if applicable) will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. Regardless of the dis-tribution involved, the Trustee will deduct from the funds of a Trust any ac-crued costs, expenses, advances or indemnities provided by the Indenture, in-cluding estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinion

  The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Winston & Strawn, 200 Park Avenue, New York, New York 10166-4193, has acted as counsel for the Trustee with respect to the Series.

Auditors

  The "Statement of Condition" and "Schedule of Investments" at the Initial Date of Deposit included in Part A of this Prospectus have been audited by Ar-thur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the au-thority of said firm as experts in giving said report.

Code of Ethics

  The Sponsor and the Trusts have adopted a code of ethics requiring the Spon-sor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with re-spect to the Trusts.

Supplemental Information

  Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to sup-plement information contained in Part A and Part B of this Prospectus. This supplement includes additional general information about the Sponsor and the Trusts.

[LOGO NUVEEN DEFINED PORTFOLIOS]
                            NUVEEN EQUITY PORTFOLIO
                              PROSPECTUS -- PART B

                             January 16, 2001

                              Sponsor       Nuveen Investments
                                            333 West Wacker Drive
                                            Chicago, IL 60606-1286
                                            Telephone: 312-917-7700


                              Trustee       The Bank of New York
                                            101 Barclay Street
                                            New York, NY 10286
                                            Telephone: 800-742-8860


                        Legal Counsel       Chapman and Cutler
                                            111 West Monroe Street
                                            Chicago, IL 60603


                          Independent       Arthur Andersen LLP
                   Public Accountants       33 West Monroe Street
                       for the Trusts       Chicago, IL 60603

  This Prospectus does not contain complete information about the Nuveen Unit Trusts filed with the Securities and Exchange Commission in Washington, DC un-der the Securities Act of 1933 and the Investment Company Act of 1940.

  More information about the Trusts, including the code of ethics adopted by the Sponsor and the Nuveen Unit Trusts, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio informa-tion is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Refer-ence Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

  No person is authorized to give any information or representation about a Trust not contained in Parts A or B of this Prospectus or the Information Sup-plement, and you should not rely on any other information.

  When Units of a Trust are no longer available or for investors who will rein-vest into subsequent series of a Trust, this Prospectus may be used as a pre-liminary Prospectus for a future series. If this is the case, investors should note the following:

    1. Information in this Prospectus is not complete and may be changed;

    2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

    3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                              NUVEEN UNIT TRUSTS


     NUVEEN RITTENHOUSE CONCENTRATED GROWTH PORTFOLIO, SERIES 6 PROSPECTUS

                               January 16, 2001
                              NUVEEN UNIT TRUSTS
                            INFORMATION SUPPLEMENT


                         NUVEEN UNIT TRUSTS, SERIES 115

     The Information Supplement provides additional information concerning the structure and operations of a Nuveen Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("PROSPECTUS"). Copies of the Prospectus can be obtained by calling or writing the Trustee at The Bank of New York, 101 Barclay Street, New York, NY 10286 (800-742-8860). This Information Supplement has been created to supplement information contained in the Prospectus.

     This Information Supplement is dated January 16, 2001. Capitalized terms have been defined in the Prospectus.

                               TABLE OF CONTENTS

ACCUMULATION PLAN.....................................................    2
INFORMATION ABOUT THE SPONSOR.........................................    4
RISK FACTORS..........................................................    5

APPENDIX A--STANDARD & POOR'S EARNINGS AND DIVIDEND ratings FOR COMMON STOCKS

APPENDIX B--STANDARD & POOR'S CORPORATE RATINGS CRITERIA

APPENDIX C--VALUE LINE FINANCIAL STRENGTH RATINGS CRITERIA

ACCUMULATION PLAN

     The Sponsor, Nuveen Investments ("Nuveen"), is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and capital distributions or capital distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial advisor or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial advisor or through the Sponsor at (800) 742-8660. For a more detailed description, unitholders should read the prospectus of the Accumulation Fund in which they are interested.

     The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST
     Nuveen Municipal Bond Fund
     Nuveen Insured Municipal Bond Fund
     Nuveen Flagship All-American Municipal Bond Fund
     Nuveen Flagship Limited Term Municipal Bond Fund
     Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I
     Nuveen Flagship Arizona Municipal Bond Fund
     Nuveen Flagship Colorado Municipal Bond Fund
     Nuveen Flagship Florida Municipal Bond Fund
     Nuveen Flagship Florida Intermediate Municipal Bond Fund
     Nuveen Maryland Municipal Bond Fund
     Nuveen Flagship New Mexico Municipal Bond Fund
     Nuveen Flagship Pennsylvania Municipal Bond Fund
     Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II
     Nuveen California Municipal Bond Fund
     Nuveen California Insured Municipal Bond Fund
     Nuveen Flagship Connecticut Municipal Bond Fund
     Nuveen Massachusetts Municipal Bond Fund
     Nuveen Massachusetts Insured Municipal Bond Fund
     Nuveen Flagship New Jersey Municipal Bond Fund
     Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
     Nuveen Flagship New York Municipal Bond Fund
     Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III
     Nuveen Flagship Alabama Municipal Bond Fund
     Nuveen Flagship Georgia Municipal Bond Fund
     Nuveen Flagship Louisiana Municipal Bond Fund
     Nuveen Flagship North Carolina Municipal Bond Fund
     Nuveen Flagship South Carolina Municipal Bond Fund
     Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV
     Nuveen Flagship Kansas Municipal Bond Fund
     Nuveen Flagship Kentucky Municipal Bond Fund
     Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
     Nuveen Flagship Michigan Municipal Bond Fund
     Nuveen Flagship Missouri Municipal Bond Fund
     Nuveen Flagship Ohio Municipal Bond Fund
     Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund


Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Dividend and Growth Fund

NUVEEN INVESTMENT TRUST
     Nuveen Growth and Income Stock Fund
     Nuveen Balanced Stock and Bond Fund
     Nuveen Balanced Municipal and Stock Fund
     Nuveen European Value Fund

NUVEEN INVESTMENT TRUST II
     Nuveen Rittenhouse Growth Fund
     Nuveen Innovation Fund
     Nuveen International Growth Fund

NUVEEN INVESTMENT TRUST III

     Nuveen Income Fund

MONEY MARKET FUNDS
     Nuveen California Tax-Free Money Market Fund
     Nuveen Massachusetts Tax-Free Money Market Fund
     Nuveen New York Tax-Free Money Market Fund
     Nuveen Tax-Free Reserves, Inc.
     Nuveen Tax-Exempt Money Market Fund, Inc.

     Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is nominally open ("BUSINESS DAY"), if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

     The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust dividend distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of capital used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

     Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from capital only reinvestment to reinvestment of both capital and dividends or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

     To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products.

     The Sponsor is also principal underwriter of the registered open-end investment companies set forth herein under "Accumulation Plan" as well as for the Golden Rainbow A James Advised Mutual Fund, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., Nuveen Select Quality Municipal Fund, Inc., Nuveen California Select Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Municipal Income Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax-Free Income Portfolio, Nuveen Select Tax-Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax-Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium

Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Premium Income Municipal Fund 4, Inc., Nuveen Pennsylvania Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Dividend Advantage Municipal Fund, Nuveen California Dividend Advantage Municipal Fund, Nuveen New York Dividend Advantage Municipal Fund, Nuveen Insured Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $71 billion in securities under management. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).

     To help advisors and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, Nuveen Investments, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

     The Sponsor offers a program of advertising support to registered broker-dealer firms, banks and bank affiliates ("Firms") that sell Trust Units or shares of Nuveen Open-End Mutual Funds (excluding money-market funds) ("Funds"). Under this program, the Sponsor will pay or reimburse the Firm for up to one half of specified media costs incurred in the placement of advertisements which jointly feature the Firm and the Nuveen Funds and Trusts. Reimbursements to the Firm will be based on the number of the Firm's registered representatives who have sold Fund Shares and/or Trust Units during the prior calendar year according to an established schedule. Reimbursements under this program will be made by the Sponsor and not by the Funds or Trusts.

RISK FACTORS

     An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general conditions of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust(s) have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in a Trust may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     Holders of common stock incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

     Unitholders will be unable to dispose of any of the Securities in a Trust and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

     The value of the Securities will fluctuate over the life of a Trust and may be more or less than the value at the time they were deposited in such Trust. The Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these Securities, including the impact of the Sponsor's purchase and sale of Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

     Whether or not the Securities are listed on a securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent. There can be no assurance that a Trust or successive trusts that employ the same or a similar investment strategy will achieve their investment objectives.

     Technology Issuers. An investment in Units of the Rittenhouse Portfolio should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

     Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronics products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Base on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

     Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their product and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issuers such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

     Legislation. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in a Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum or tobacco industry, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

                                  APPENDIX A
               STANDARD & POOR'S EARNINGS AND DIVIDEND RANKINGS
                               FOR COMMON STOCKS


     The investment process involves assessment of various factors--such as products and industry position, corporate resources and financial policy--with results that make some common stocks more highly esteemed than others. In this assesment, Standard & Poor's believes that earnings and dividend performance is the end result of the interplay of these factors and that, over the long run, the record of this performance has a considerable bearing on relative quality. The rankings, however, do not pretend to reflect all of the factors, tangible or intangible, that bear on stock quality.

     Relative quality of bonds or other debt, that is, degrees of protection for principal and interest, called credit worthiness, cannot be applied to common stocks, and therefore rankings are not to be confused with bond quality ratings which are arrived at by a necessarily different approach.

     Growth and stability of earnings and dividends are deemed key elements in establishing Standard & Poor's earnings and dividend rankings for common stocks. It should be noted, however, that the process also takes into consideration certain adjustments and modifications deemed desirable in establishing such rankings.

     The major driver of these rankings is a computerized scoring system based on per-share earnings and dividend records of the most recent ten years--a period deemed long enough to measure significant time segments of secular growth, to capture indications of basic changes in trend as they develop, and to encompass the full peak-to-peak range of the business cycle. Basic scores are computed for earnings and dividends, then adjusted as indicated by a set of predetermined modifiers for growth, stability within long-term trend, and cyclicality. Adjusted scores for earnings and dividends are then combined to yield a final score.

     In addition, the ranking system makes allowance for the fact that, in general, corporate size imparts certain recognized advantages from an investment standpoint. Conversely, minimum size limits (as measured by corporate revenues) are set for the various rankings, but the system provides for exceptions when the score reflects an outstanding earnings-dividend record.

     The final score for each stock is measured against a scoring matrix determined by analysis of the scores of a large and representative sample of stocks. The range of scores in the array of this sample has been aligned with the following ladder of rankings:

A+     Highest     A-     Above Average     B-     Lower
A      High        B+     Average           C      Lowest
                   B      Below Average     D      In Reorganization

     NR signifies no ranking because of insufficient data or because the stock is not amenable to the ranking process.

     The rankings as determined above may be modified in some instances by special considerations, such as natural disasters, massive strikes, and non-recurring accounting adjustments.

     A ranking is not a forecast of future market price performance, but is basically an appraisal of past performance of earnings and dividends, and relative current standing. These rankings must not be used as market recommendations; a high-scoring stock may at times be so overpriced as to justify its sale, while a low-scoring stock may be attractively priced for purchase. Rankings based upon earnings and dividend records are no substitute for complete analysis. They cannot take into account potential effects on management changes, internal company policies not yet fully reflected in the earnings and dividend record, public relations standing, recent competitive shifts, and a host of other factors that may be relevant to market price or suitability.

                                  APPENDIX B
                 STANDARD & POOR'S CORPORATE RATINGS CRITERIA


     A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligations, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

     Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

     Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days--including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

LONG-TERM ISSUE CREDIT RATINGS

     Issue credit ratings are based, in varying degrees, on the following considerations:

          1. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

          2.  Nature of and provisions of the obligation; and

          3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

  "AAA" An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   "AA" An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

    "A" An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

  "BBB" An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

     Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.


   "BB" An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

    "B" An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

  "CCC" An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

   "CC"   An obligation rated "CC" is currently highly vulnerable to nonpayment.

    "C" The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on this obligation are being continued.

    "D" An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grade period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus(+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are NOT addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk--such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

                                  APPENDIX C
                VALUE LINE FINANCIAL STRENGTH RATINGS CRITERIA

     Value Line--Financial Strength Rating (A++, A+, A, B++, B+, C++, C+, C)-- The financial strength of each of the more than 1,600 companies in the VS II data base is rated relative to all the others. The ratings range from A++ to C in nine steps. (For screening purposes, think of an A rating as "greater than" a B). Companies that have the best relative financial strength are given an A++ rating, indicating an ability to weather hard times better than the vast majority of other companies. Those who don't quite merit the top rating are given an A+ grade, and so on. A rating as low as C++ is considered satisfactory. A rating of C+ is well below average, and C is reserved for companies with very serious financial problems. The ratings are based upon a computer analysis of a number of key variables that determine (a) financial leverage, (b) business risk, and (c) company size, plus the judgment of Value Line's analysts and senior editors regarding factors that cannot be quantified across-the-board for all companies. The primary variables that are indexed and studied include equity coverage of debt, equity coverage of intangibles, "quick ratio", accounting methods, variability of return, fixed charge coverage, stock price stability, and company size.

                       Contents of Registration Statement

A.  Bonding Arrangements of Depositor:

          The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

          Insurer/Policy No.                                 Amount

          Reliance Insurance Company
          B 262 6895                                       $26,000,000

B. This amendment to the Registration Statement comprises the following papers and documents:
                                The facing sheet

                                 The Prospectus

                                 The signatures

                            Consents of Independent Public
                     Accountants and Counsel as indicated

                        Exhibits as listed on page S-5

C.   Explanatory Note

     This amendment to the Registration Statement contains a prospectus that may include separate unit investment trusts. The prospectus will consist of a Part
A and a Part B. An Information Supplement is also included in the Registration Statement.

D.   Undertakings

     The Information Supplement to the Trust(s) will not include third party financial information.

                                  Signatures

     The Registrant, Nuveen Unit Trusts, Series 115 hereby identifies Series 94, Series 93, Series 82, Series 75, Series 66, Series 65, Series 63, Series 61, Series 53, Series 52, Series 51, Series 50, Series 46, Series 43, Series 39, Series 38, Series 37, Series 36, Series 35, Series 33, Series 4 and Series 1 of the Nuveen Unit Trusts for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Unit Trusts, Series 115 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 16th day of January, 2001.

                                        NUVEEN UNIT TRUSTS, SERIES 115
                                                (Registrant)

                                        By NUVEEN INVESTMENTS
                                                   (Depositor)

                                        By /s/ Thomas C. Muntz
                                           ----------------------------
                                           Vice President

                                        Attest   Nicholas Dalmaso
                                               ------------------------
                                               Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:


     Signature                       Title*                         Date
     ---------                       ------                         ----
Timothy R. Schwertfeger      Chairman, Board of Directors,)
                             Chief Executive Officer      )  Larry W. Martin
                             and Director                 )  --------------------
                                                          )  Larry W. Martin
John P. Amboian              President and Director       )  Attorney-in-Fact**
                                                          )
                                                          )
Margaret E. Wilson           Vice President and           )  January 16, 2001
                             Controller                   )

---------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                   Consent of Independent Public Accountants

The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.4 to the Registration Statement.

                         Consent of Chapman and Cutler

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                        Consent of The Bank of New York

The consent of The Bank of New York to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.

                          Consent of Winston & Strawn

The consent of Winston & Strawn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibits
3.3 and 3.4 to the Registration Statement.

                               List of Exhibits

1.1(a) Copy of Standard Terms and Conditions of Trust for Nuveen Unit Trusts, Series 104 and certain subsequent series, effective October 5, 2000 between Nuveen Investments, Depositor and The Bank of New York, Trustee (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-46868] filed on October 5, 2000 on behalf of Nuveen Unit Trusts, Series
        104).

1.1(b)  Trust Indenture and Agreement.

2.2 Copy of Code of Ethics of the Trust(s) and the Principal Underwriter (incorporated by reference to Amendment No. 3 to Form S-6 [File No. 333-96279] filed on March 6, 2000 on behalf of Nuveen Unit Trusts, Series 82).

3.1     Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4     Opinion of counsel as to the Trustee and the Trust(s).

4.2     Consent of The Bank of New York.

4.4     Consent of Arthur Andersen LLP.

6.1 List of Directors and Officers of Depositor and other related information (filed as Exhibit 6.1 to Amendment No. 3 to the Registration Statement on Form S-6 relating to Nuveen Unit Trusts, Series 99 [File No. 333-41658] filed on August 8, 2000 and incorporated herein by reference).